Amended Schedule B
to Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement
between
Diamond Hill Funds
and
Diamond Hill Capital Management, Inc.
initially dated as of May 31, 2002, as restated and amended November 17, 2011, and May 23, 2013, and amended on February 20, 2014

Each Fund listed on Schedule A hereto shall pay DHCM a fee at an annual rate as stated in the table below of the average daily net assets of the respective class of each Fund.
Class A        Class C        Class I        Class Y
0.21%        0.21%        0.17%        0.05%

The effective date of this Amended Schedule B is February 28, 2018.

Diamond Hill Funds                Diamond Hill Capital Management, Inc.

By:     /s/ Gary R. Young            By:     /s/ Thomas E. Line
Gary R. Young                    Thomas E. Line
President                    Chief Financial Officer